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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the Month of May 2001

                         ------------------------------

                        COMMISSION FILE NUMBER 001-15841

                                     [LOGO]

                                360NETWORKS INC.

                           (Exact name of registrant)

                        1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                 (604) 681-1994
              (Registrant's Telephone Number, including area code)

                         ------------------------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.         FORM 20-F /X/  Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes / /  NO /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360NETWORKS INC. (Registration
No. 333-39774) and the Registration Statement on Form F-3 of 360NETWORKS INC. (Registration No. 333-54174).

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BASIS OF PRESENTATION

This News Release on Form 6-K is presented in United States dollars and has been prepared from consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

As used in this document, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360NETWORKS INC.

FORWARD LOOKING INFORMATION

This document may contain forward looking statements that involve a number of risks and uncertainties. A forward looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. A number of factors could cause our actual results, performance, achievements or industry results to vary from the results, performance or achievements expressed or implied by our forward looking statements. These factors are intended to include: general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to attract additional capital; our ability to attract and retain our customer base; future sales of stock which could affect our share price; technological change; competition; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors.

In addition, forward looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward looking statements due to future events or developments.

May 15, 2001

ALL FIGURES IN U.S. DOLLARS

PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  ("U.S. GAAP")

                       360NETWORKS ANNOUNCES RECORD FIRST
                    QUARTER CASH REVENUE AND ADJUSTED EBITDA

       COMPANY REVISES 2001 CASH REVENUE TARGET AND CAPITAL EXPENDITURES

Vancouver -- 360NETWORKS today announced cash revenue of $274 million in the three months ended March 31, 2001, an increase of more than 240% over $80 million in the first quarter of 2000. Cash revenue is revenue, as determined by generally accepted accounting principles, adjusted for changes in the cash portion of deferred revenue.

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and stock-based compensation adjusted to reflect changes in deferred revenue and non-cash cost of sales) in the first quarter of 2001 rose sharply to $167 million, an increase of more than 450% over $30 million during the same period in 2000.

360NETWORKS believes cash revenue and adjusted EBITDA are the most appropriate metrics to measure the performance of emerging network service providers as they track a company's success in obtaining sales contracts and delivering services to customers.

GAAP revenue reached $80 million in the first quarter of 2001, compared with $76 million in 2000.

EBITDA in the first quarter of 2001 was a loss of $27 million, compared with a gain of $17 million in the same period of 2000. The decrease is due primarily to higher operating costs and the addition of sales, product marketing and network services personnel as the company shifts its business from dark fiber construction and sales to network services.

Gross profit was $18 million (23% of GAAP revenue) for the three months ended March 31, 2001, compared with $29 million (38%) in 2000.

Selling, general and administrative expenses were $45 million in the first quarter of 2001, compared with $12 million in 2000. These expenses are not expected to increase in the next three quarters of this year.

Net loss for the three months ended March 31, 2001, was $106 million (14 cents per share) compared with a loss of $45 million (11 cents per share) during the same period in 2000.

"360NETWORKS had a number of major achievements in the first quarter," said Greg Maffei, chief executive officer of 360NETWORKS. "Both the number and size of the sales we made to customers for portable broadband capacity across our network confirm that our extensive footprint and advanced architecture is creating a valuable asset."

"We also completed the installation of our transatlantic network and lit key segments of our North American, European and South American networks," Maffei added. "In addition, we began delivering network services to leading companies such as Deutsche Telekom and Group Telecom."

"Despite the downturn in the telecommunications sector and the overall economy, we booked $274 million of cash revenue in the first quarter and have more than $550 million of committed revenue in the next three quarters," said Vanessa Wittman, chief financial officer of 360NETWORKS. "Although we are pleased with these results, we have recently completed an in-depth analysis of our capital expenditures, operating costs and revenue opportunities in order to focus spending and resources where we can achieve the greatest return in the near term. As a result, we have modified our business plan and are revising financial guidance for the year."

REVISED 2001 FINANCIAL GUIDANCE

360NETWORKS is reducing its planned capital expenditures in 2001 from $3.5-$4 billion to $2.2-$2.4 billion. 360NETWORKS is also revising guidance for 2001 cash revenue from $2.4-$2.6 billion to $1.2-$1.4 billion. Consequently, the company is also revising adjusted EBITDA from $1.8-$1.9 billion to $750-$800 million, GAAP revenue from $650-$750 million to $550-$600 million, and EBITDA from $110-$160 million to $20-$30 million.

As part of the reduction in capital expenditures, the company is investigating solutions to delay the development of a transpacific network. In addition, the current plan does not contemplate any further funding to the subsidiary purchasing fiber on C2C, a pan-Asian undersea network.

"We remain committed to operating a global network and providing seamless, portable and scalable broadband services," said Jimmy Byrd, chief operating officer of 360NETWORKS. "However, we are building first where we see the highest and earliest returns. In the meantime, we have purchased flexible, portable capacity on other Asian networks to achieve a global footprint and serve our customers quickly and cost-efficiently."

"The development of this revised business plan is due in large part to the current weakness of the capital markets, which makes customers and vendors alike hesitant to make significant financial commitments. As economic conditions improve, we believe we will be able to reaccelerate the growth of our built global network," Byrd added.

Wittman continued: "Under the revised business plan, 360NETWORKS will require additional working capital of approximately $300 million over the next four months. We are currently in discussion with existing shareholders to resolve this issue. That funding, if completed, would likely be in the form of additional senior debt. Based on the revised business plan and the incremental $300 million in funding, we would be funded through the point when our business is expected to be cash flow positive in 2002."

CAPITAL EXPENDITURES

    - Gross capital expenditures totaled $1 billion in the first quarter of 2001.

    - Gross capital expenditures are comprised of additions to property and equipment of $785 million (including $67 million in 360americas), pre-paid capacity, additions in inventory and investments in other assets.

FIRST QUARTER SALES HIGHLIGHTS

    - In the first quarter of 2001, 360NETWORKS completed sales totaling more than $450 million to major carriers and network service providers for services on its undersea cables and North American network.

    - The company announced it will provide high-speed optical services to Verio, the world's largest Web hosting company and a subsidiary of NTT Communications Corporation. 360NETWORKS will provide these services over the next three years on routes in North America and Europe as well as on 360atlantic.

    - 360NETWORKS and Giant Loop Network Inc. announced an alliance in which 360NETWORKS becomes GiantLoop's preferred provider of North American and transatlantic broadband network services.

    - Backlog sales revenue totals approximately $1.4 billion.

SERVICE DEVELOPMENT HIGHLIGHTS

    - 360NETWORKS announced plans to acquire NetRail, Inc., a Tier 1 wholesale IP service provider, in an all-stock transaction. NetRail is an Atlanta-based independent provider of broadband services in the United States. This acquisition enables 360NETWORKS to accelerate its attainment of peering arrangements with a number of Tier 1 Internet backbone providers.

    - 360NETWORKS and Telseon entered into an agreement to increase the reach and availability of instantly scalable Internet Protocol (IP) and Ethernet-based data network services in U.S. metropolitan markets. 360NETWORKS has access to Telseon's optical Ethernet services in metropolitan areas, enabling 360NETWORKS to extend its IP transit, IP transport and backbone services to its customers colocated in points of presence (POPs) on the Telseon network. Additionally, Telseon is a preferred provider of GigE metropolitan access services to 360NETWORKS and 360NETWORKS is a preferred provider of dark fiber and long-haul capacity to Telseon.

NETWORK DEVELOPMENT HIGHLIGHTS

NORTH AMERICA

    - 360NETWORKS completed about 35,700 kilometers (22,200 miles) of its planned 43,000-kilometer (26,700-mile) network. More than 22,000 kilometers (13,600 miles) are lit and in commercial service.

    - The company has completed 13 of approximately 20 planned networks in metropolitan regions in the United States and Canada, including Seattle, Toronto and Calgary.

EUROPE

    - 360NETWORKS has lit approximately 9,800 kilometers (6,100 miles) of its European fiber optic network. The complete network is expected to span 20,200 kilometers (12,500 miles) and connect 35 major cities in 11 countries.

    - The company has completed and is now lighting metropolitan networks in London, Amsterdam, Frankfurt and Paris, with plans to light an additional 12 networks in other major cities throughout Europe.

360ATLANTIC

    - 360NETWORKS completed installation of its 11,700-kilometer (7,300-mile) undersea transatlantic network in the first quarter of 2001. 360ATLANTIC is now in commercial service, linking the United States, Canada, Ireland and the United Kingdom.

360AMERICAS

    - The company completed approximately 18,300 kilometers (11,400 miles) and lit more than 15,000 kilometers (9,300 miles) of its undersea and terrestrial network between North America and South America. 360AMERICAS now links the United States, Brazil, Venezuela and Bermuda, and is scheduled to connect Argentina later this year.

ASIA

    - 360NETWORKS is currently reviewing the development of undersea networks in the Asia-Pacific region.

    - The company has purchased $150 million of broadband capacity on undersea networks in the region.

MOST RECENTLY:

    - 360NETWORKS entered into a multi-year agreement with OptiGlobe that enables the two companies to reach more customers throughout Latin America. As part of the agreement, 360NETWORKS is OptiGlobe's preferred provider of network services between the United States and OptiGlobe's Internet Data Centers in Sao Paulo, Rio de Janeiro and Buenos Aires. 360NETWORKS will deliver to OptiGlobe dedicated broadband capacity in increments of up to 10 gigabits per second (STM-64) on 360AMERICAS.

    - The company announced an agreement to offer its services at Equinix IBX centers in Los Angeles, Chicago and Dallas, with possible expansion to IBX centers in New York, Silicon Valley and Washington, D.C. 360NETWORKS will offer its optical and IP network services to service providers, content providers and application service providers operating in IBX centers.

    - 360NETWORKS appointed Vanessa Wittman as chief financial officer, Jim Brennan as president of its European division, Matt Milstead as president of the Latin American division, Pete Bell as vice-president of global accounts, Rick Roth as vice-president of marketing and corporate communications, Ashwin Chitamun as vice-president of global product management, Zvonko Maretic as vice-president of finance and Rob Frasene as vice-president of capital planning.

ABOUT 360NETWORKS

360NETWORKS (NASDAQ: TSIX and TSE: TSX) offers network services to telecommunications and data-centric organizations. 360NETWORKS is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By early 2002, the planned network will span approximately 140,000 kilometers (86,000 miles) and link approximately 100 major cities in North America, Europe, South America and Asia with terrestrial routes, undersea cable systems and network capacity.

FORWARD LOOKING STATEMENTS: THIS DOCUMENT MAY CONTAIN STATEMENTS ABOUT EXPECTED FUTURE EVENTS AND FINANCIAL RESULTS THAT ARE FORWARD LOOKING IN NATURE, AND, AS A RESULT, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, AND SPECIFIC CONDITIONS AFFECTING OUR SECTOR, INCLUDING PRICING PRESSURES AND DECLINING PRICES; OUR ABILITY TO ACCESS CAPITAL MARKETS TO ENSURE FINANCIAL LIQUIDITY; COMPETITION; THE INABILITY TO ATTRACT AND RETAIN OUR ANTICIPATED CUSTOMER BASE; EXISTING GOVERNMENT REGULATIONS AND CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS OR OBTAIN REQUIRED PERMITS OR LICENSES; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL; AND OTHER FACTORS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED BY MANAGEMENT. FOR SUCH STATEMENTS, WE CLAIM THE SAFE HARBOR FOR "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

For more information, please contact:
Michelle Gagne
Director of corporate communications
360NETWORKS
604.648.7703
MICHELLE.GAGNE@360.NET
NANCY BACCHIERI
DIRECTOR OF INVESTOR RELATIONS
360NETWORKS
206.239.4064
IR@360.NET

360NETWORKS INC.
SELECTED INCOME STATEMENT INFORMATION
(U.S. GAAP)

                                                          THREE MONTHS        THREE MONTHS
                                                                 ENDED               ENDED
(IN MILLIONS OF U.S. DOLLARS)                           MARCH 31, 2000      MARCH 31, 2001
------------------------------------------------------------------------------------------
CASH REVENUE (1)                                               $   80              $  274

ADJUSTED EBITDA (2)                                            $   30              $  167
------------------------------------------------------------------------------------------

REVENUE                                                        $   76              $   80

COSTS                                                              47                  62
                                                              ----------------------------
GROSS PROFIT                                                       29                  18

SELLING, GENERAL AND ADMINISTRATION EXPENSES                       12                  45
                                                              ----------------------------

EBITDA (2)                                                         17                 (27)

NON-CASH STOCK-BASED COMPENSATION                                  48                   9

DEPRECIATION                                                        1                  45

INTEREST EXPENSE                                                   16                  46

INTEREST INCOME                                                     7                  10

OTHER                                                           --                      4

PROVISION FOR INCOME TAXES                                          3                 (15)

MINORITY INTEREST                                                   1               --
                                                              ----------------------------
NET INCOME (LOSS) FOR THE PERIOD                               $  (45)             $ (106)
                                                              ----------------------------
INCOME (LOSS) PER SHARE BASIC AND DILUTED                      $(0.11)             $(0.14)
                                                              ============================

------------------------------

(1) Cash revenue is revenue, as determined by generally accepted accounting principles, adjusted for changes in the cash portion of deferred revenue.

(2) EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest. Adjusted EBITDA is EBITDA adjusted to reflect changes in deferred revenue and non-cash cost of sales.

360NETWORKS INC.
SELECTED BALANCE SHEET INFORMATION
(U.S. GAAP)

                                                          DECEMBER 31,           MARCH 31,
(IN MILLIONS OF U.S. DOLLARS)                                     2000                2001
------------------------------------------------------------------------------------------
CASH (3)                                                       $  507              $  278

OTHER CURRENT ASSETS                                              873                 960

FIXED ASSETS                                                      746                 817

NETWORK ASSETS UNDER CONSTRUCTION                               2,295               2,978

OTHER ASSETS                                                    1,175               1,299
                                                              ----------------------------
                                                               $5,596              $6,332
                                                              ============================

CURRENT LIABILITIES                                            $  857              $  816

OTHER LIABILITIES                                                  54                 328

LONG-TERM DEBT                                                  1,895               2,490

PREFERRED STOCK                                                   707                 720

CAPITAL STOCK                                                   2,494               2,499

OTHER CAPITAL ACCOUNTS                                             22                  31

DEFICIT                                                          (433)               (552)
                                                              ----------------------------
                                                               $5,596              $6,332
                                                              ============================

------------------------------

(3) Cash includes cash, cash equivalents and restricted cash.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              360NETWORKS INC.

                                              /s/ CATHERINE MCEACHERN
                                              ---------------------------------------------------
                                              Name: Catherine McEachern
                                              Title: VICE PRESIDENT, GENERAL
                                                    COUNSEL AND SECRETARY

Date: May 18, 2001

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